AFR Inc.
Kamran Heydari
Chief Executive Officer
1280 Alhambra Circle 1401
Coral Gables, FL, 33146
File NUMBER: 024-11609
To Whom it May Concern,
AFR Inc. hereby submits and requests a
qualification of effectiveness for
File NUMBER: 024-11609
Date of Qualified Effectiveness Requested:
8/25/2021
Time of Qualified Effectiveness Requested:
11:00 a.m.
Thank you.
Best Regards,
Kamran Heydari
Chief Executive Officer
914-275-5061